October 15, 2018

Division of Corporation Finance,

Office of Manufacturing and Construction,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Frank Pigott, Esq, Staff Attorney

Re:	NIPPON STEEL & SUMITOMO METAL CORP
Draft Registration Statement on Form F-4
Submitted July 9, 2018
CIK No. 1140471

Dear Mr. Pigott:

On behalf of our client, Nippon Steel & Sumitomo Metal Corporation (the “Company”), we set forth below the Company’s response to the letter, dated September 27, 2018, of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to an amendment confidentially submitted by the Company on September 26, 2018 (“Amendment No. 2”) to the above referenced Draft Registration Statement. In order to facilitate the Commission staff’s (the “Staff”) review of the Company’s response, we have restated the comment below in italics with the Company’s response following immediately thereafter.

This letter is being submitted together with confidential Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”).

Frank Pigott, Esq.

Division of Corporation Finance

Appendix B: Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.., page B-1

1.

We note your response to comment 1 and we re-issue our comment in part. Please revise the Valuation Report to remove the language on page B-4 stating “. . . it is not intended that any shareholders . . . rely on this Document . . .”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because the Japanese language original of the Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (the “Report”) was in fact delivered to and used by Nisshin Steel’s board directors on May 16, 2018, in order to maintain the accuracy of the statement included in page 32 of Amendment No. 3 that the Report was delivered to Nisshin Steel’s board directors on May 16, 2018, the original Report has not been revised. However, in response to the Staff’s comment, the following revision has been made to the third bullet under “Purpose of this Document” on page B-4 of Amendment No. 3 as follows:

MUMMS does not, through this Document give any opinion on or promote approval for the Transaction, the transfer and acceptance of shares in NSSMC, the exercise of shareholder’s rights by voting right, etc., consent to the Transaction or any other related matters~~, and it is not intended that any shareholders of Your Company or NSSMC or other third party rely on this Document in any way~~ [redacted]

Furthermore, in order to clarify that such redaction has been made, the Company has revised the first paragraph under “Valuation report of Nisshin Steel’s Financial Advisor” on page 32 of Amendment No. 2 as follows:

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. delivered its valuation report (the “Valuation Report”) in Japanese to Nisshin Steel’s board of directors on May 16, 2018. An~~The~~ English translation of the Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., from which certain disclaimer has been redacted, is attached as Appendix B. The Valuation Report was prepared for the use of the board of directors of Nisshin Steel to provide it with useful information in relation to the share exchange ratio. As such, no opinion or evaluation was provided in the Valuation Report, nor indirectly suggested or implied, in relation to the fairness of the share exchange ratio to any parties, entities or individuals, including Nisshin Steel and its shareholders.

*    *    *

Frank Pigott, Esq.

Division of Corporation Finance

We sincerely hope that the Company’s response above adequately addresses the Staff’s comment. If you have any questions about this response letter or Amendment No. 3, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Tracy Houser Jay Ingram Terence O’Brien (Securities and Exchange Commission) Kosei Shindo (Nippon Steel & Sumitomo Metal Corporation)